EXHIBIT 99.5

THIRD AMENDMENT TO THE
DELL FINANCIAL SERVICES 401(K) PLAN

     This Third Amendment to the Dell Financial Service 401(k) Plan (hereinafter referred to as “Plan”) is hereby executed and adopted on this 12th day of December, 2003, by Dell Financial Services L.P. (hereinafter referred to as the “Employer”).

WITNESSETH

Whereas, the Employer has heretofore maintained and administered the Plan and related Trust, in a manner intended to ensure that the Plan continues to qualify under Code sections 401(a) and 501(a) of the Internal Revenue Code of 1986; and

WHEREAS, the Employer reserved the right to amend the Plan; and

WHEREAS, the Employer desires to amend the Plan to comply with the regulations under section 401(a)(9) of the Internal Revenue Code, relating to required minimum distributions from retirement plans; and

WHEREAS, Employer desires to amend the amount which may be deferred under the Plan; and

WHEREAS, Employer desires to amend the Plan to modify certain other provisions;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the Employer hereby amends the Plan, notwithstanding any other provisions of the Plan to the contrary, as follows:

I.

The provisions of this Amendment will apply for purposes of determining minimum required distributions for calendar years beginning with the 2003 calendar year.

The first paragraph of Plan Section 7.05(e) is amended and restated as follows:

(e) Calculation of payments.For purposes of (d) above, payments shall be calculated by use of the life expectancy and distribution period tables in Regulations section 1.401(a)(9)-9 and in accordance with Regulations sections 1.401(a)(9)-3 and 1.401(a)(9)-5.

The second to last paragraph of Plan Section 7.05(g) is amended and restated as follows:

If the Participant has no designated Beneficiary as of September 30 of the year following the year of the Participant’s death, or if the designated Beneficiary does not elect a method of distribution, distribution of the Participant’s entire interest must be completed by December 31 of the calendar year containing the fifth (5th) anniversary of the Participant’s death.

Plan Section 7.07(b) is amended and restated as follows:

(b)	Required minimum distributions.For each Plan Year, a Participant’s required minimum distributions shall begin no later than the Participant’s Required Beginning Date and shall satisfy Code section 401(a)(9) and section 1.401(a)(9) of the Regulations, which are herein incorporated by reference. A Participant’s Required Beginning Date is the date upon which a Participant must begin receiving a distribution of his or her interests in the Plan, in accordance with Code section 401(a)(9)(C).

Plan Section 7.09(d) is amended and restated as follows:

(d) Method of distribution must satisfy Code section 401(a)(9).If a designation is revoked, any subsequent distribution must satisfy the requirements of Code section 401(a)(9), as amended. Any changes in the designation shall be considered to be a revocation of the designation. If the designation is revoked subsequent to the date distributions are required to begin, the Trust must distribute by the end of the calendar year following the calendar year in which the revocation occurs, the total amount not yet distributed which would have been required to have been distributed to satisfy Code section 401(a)(9), and the Regulations thereunder, but for the Code section 242(b)(2) election. For calendar years beginning after December 31, 1988, such distributions must meet the minimum distribution incidental benefit requirements in sections 1.401(a)(9)-2 and 1.401(a)(9)-5 of the Regulations. In the case where an amount is transferred or rolled over from one plan to another plan, the rules in Q&A-14 and Q&A-15 of section 1.401(a)(9)-8 of the Regulations shall apply.

II.

Effective January 1, 2003:

Plan Section 14.09 is amended and restated as follows:

14.09 Legal Action. In the event any claim, suit, or proceeding (the “claim”) is brought regarding the Trust and/or Plan established hereunder to which the Trustee or the Plan Administrator may be a party, and such claim, suit, or proceeding is resolved in favor of the Trustee or Plan Administrator, they shall be entitled to be reimbursed from the Trust fund for any and all costs, attorney’s fees, and other expense (the “expenses”) pertaining thereto incurred by them for which they shall have become liable. Alternatively, the Plan Sponsor may, in its discretion, reimburse the Trustee or Plan Administrator for any expenses resulting from such a claim. If a claim is not resolved in favor of the Plan Administrator, the Plan Sponsor shall nonetheless reimburse the Plan Administrator from any such expenses (including any damages or settlement amounts) unless the liability of the Plan Administrator was due to intentional violation of the law or to a wanton and willful disregard for the law. If a claim is not resolved in favor of the Trustee, the Plan Sponsor shall nonetheless reimburse the Trustee from any such expenses (including any damages or settlement amounts) unless the liability of the Trustee was due to its gross negligence, willful misconduct, lack of good faith, or breach of fiduciary duties under ERISA.

III.

Effective April 1, 2003, Section III. A. 1. of the Adoption Agreement is amended and restated as follows:

For any Plan Year, the amount specified in a Salary Deferral Agreement by a Participant shall be a whole percentage between 0% and 25% of such Participant’s Plan Year Compensation.

IV.

Effective April 1, 2003, Section III. I. of the Adoption Agreement by the addition of the following sentence to the end of the section.

Catch-up Contributions shall be a whole percentage between 0% and 25% of such Participant’s Plan Year Compensation.

V.

In all other respects the Plan is hereby ratified and affirmed.

IN WITNESS WHEREOF, the Employer has caused this Third Amendment to be executed this 12th day of December, 2003.

EMPLOYER:
Dell Financial Services L.P.

By:	/s/ J. KEVIN NATER

Title:	CEO